Exhibit (e)(21)

DATED 11 March 2015

(1) UNIFIED OS LIMITED

(2) PAUL MANKOO

SERVICE AGREEMENT

160 Queen Victoria Street, London EC4V 4QQ

Tel: 020 7184 7000 Fax: 020 7184 7001

THIS AGREEMENT IS MADE ON 11 March 2015

BETWEEN:

(1)	UNIFIED OS LIMITED a company registered in England and Wales under number 07090661 whose registered office is at Provident House, Provident Place, Islington, London N1 0NT (the “Company”) and

(2)	PAUL MANKOO of 4 St Raphaels House, 86 Mattock Lane, Ealing, London, W5 5BJ (the “Executive”).

This Agreement sets out the terms on which the Executive will serve the Company.

1.	Definition and Interpretation

1.1	The definitions contained in the First Schedule apply to all defined terms in this Agreement and its schedules.

1.2	Words importing one gender include all other genders and words importing the singular include the plural and vice versa.

1.3	References to any statutory provisions include any modifications or re-enactments of those provisions and all subordinate legislation made under them.

1.4	The clause headings do not form part of this Agreement and shall not be taken into account in its construction or interpretation.

1.5	References in this Agreement to clauses and to the schedules are references to the clauses of and the schedules to this Agreement and references to this Agreement include the schedules the provisions of which form part of this Agreement and are incorporated herein.

2.	Conditions

2.1	This Agreement shall not be binding on the Company until it has been unconditionally executed and delivered by or on behalf of the Company, and provided that:

2.1.1	the Executive has unconditionally executed and delivered this Agreement to the Company on or prior to the Commencement Date; and

2.1.2	the Executive may lawfully perform all of his duties under this Agreement at the Commencement Date and is not restricted in any way from performing such duties under any court order or contractual obligation to any third party (whether express or implied and including without limitation any notice period or the provisions of any restrictive covenants or confidentiality obligations).

3.	Term of Employment

3.1	The Company shall employ the Executive and the Executive shall serve the Company from the Commencement Date, subject to the other terms and conditions of this Agreement, unless and until either party shall give to the other not less than six (6) months’ notice in writing to terminate this Agreement.

3.2	The Executive’s period of continuous employment with the Company for statutory purposes began on 1 December 2012. No employment with a previous employer counts as continuous employment with the Company.

3.3	The Company reserves the right in its absolute discretion at any time lawfully to terminate this Agreement with immediate effect by giving notice of such termination to the Executive that the Company is exercising its right under this clause and that it will pay the Executive in lieu of notice. Such payment shall be an amount equal to the basic salary, any earned but unpaid bonus payable, pursuant to clause 7.3, as at the Termination Date, and the value of any contractual benefits which the Executive would have earned and received from the date of such termination until the first date upon which his employment could, save in accordance with this clause 3.3, otherwise have been lawfully terminated and any such amounts shall not be reduced by any compensation earned by the Executive from a subsequent employer. Additionally, within 30 days following the Executive’s termination under this clause 3.3, the Company shall determine in its good faith discretion whether and to what extent, if any, the Executive had attained the applicable performance goals in effect for the applicable calendar year in which termination occurred and if so, shall pay the Executive a prorated performance bonus for the partial year in which such termination occurs. Any such amount shall be paid to the Executive concurrently with any other payments made under this clause 3.3.

Any payment to the Executive made pursuant to this clause 3.3 will be subject to tax and other statutory deductions as required by law. Nothing in this clause shall confer upon the Executive any entitlement or expectation (whether by implied term or otherwise) to receive any payment in lieu of notice, whether as a consequence of the lawful or unlawful termination by either party of this Agreement.

3.4	The Company may elect to make any payment pursuant to clause 3.3 in equal monthly instalments in arrears to coincide with the Company’s regular payroll cycle.

3.5	Notwithstanding any other provision of this Agreement, the Company shall not be under any obligation to vest in or assign to the Executive any powers or duties and may without the need to give any reason for so doing during any period of notice served or purported to be served under this Agreement:

3.5.1	require the Executive to perform no, limited, partial, and/or alternative duties which are commensurate with his status (including without limitation such duties as the Company may specify by way of handover and/or special projects);

3.5.2	suspend or exclude the Executive from all or any premises of the Company and/or any Group Company; and

3.5.3	require the Executive not to contact any or specific customers, clients, suppliers, employees, officers, agents, or any professional advisers of the Company and/or any Group Company in connection with the business of the Company and/or any Group Company; and

3.5.4	require the Executive to return to the Company all property belonging to the Company including, without limitation, documents and other materials belonging to the Company and/or any Group Company.

3.6	The Executive’s salary will remain payable and other benefits will continue to be provided in the normal way (the Executive will continue to be bound by all express and implied obligations under this Agreement).

4.	Duties

4.1	The Executive will serve the Group in the capacity of President of Inventus International and Chief Executive Officer of the Company and will, notwithstanding his job title, carry out such duties (which are commensurate with his status) as the Board may from time to time reasonably determine and shall report to the Chief Executive Officer of Inventus Solutions, Inc. at the date of this Agreement, or such other person/s as the Board may nominate from time to time in writing, including the Board itself.

4.2	The Executive shall be an executive director and, subject always to the control of the Board, shall carry out such duties and (without further remuneration) accept such offices and directorships, notwithstanding the Executive’s job title but consistent with his status, as may be assigned to the Executive from time to time by the person to whom he reports and by the Board and such duties and/or offices and/or directorships may relate to the business of the Company or of any Group Company.

4.3	The Executive warrants that by virtue of entering into this Agreement and performing the duties set out in this Agreement he will not be in breach of any contract of service or for the provision of services or any partnership agreement and will, save as implied by law, be free from all agreements, arrangements or other restrictions restricting his right to compete with any person or to solicit clients or employees of any person or in any way restricting him from performing this Agreement in accordance with its terms.

4.4	The Executive agrees that he is at all times during his employment (including during any period of suspension) subject to a duty of goodwill, trust, confidence, exclusive service, faith and fidelity to the Company. The Executive agrees that, without limitation and in addition to his fiduciary duties and any other duties implied by law, his duties include to:

4.4.1	faithfully, efficiently and diligently perform his duties and exercise his powers;

4.4.2	use his best efforts to promote, develop and extend the business, interests and reputation of the Company and the Group;

4.4.3	carry out his duties and exercise his powers jointly with any other person who may at any time be appointed by the Company to act jointly with the Executive;

4.4.4	comply with lawful and reasonable directions and/or restrictions of the Board and all rules, regulations, requirements and recommendations from time to time laid down or adopted by the Company and/or the Group or by any regulatory authority in any jurisdiction in which the Company or the Group operates from time to time;

4.4.5	comply with the Company’s anti-corruption and bribery policy and related procedures;

4.4.6	promptly provide (in writing, if so requested) such information, advice and explanations as the Company may reasonably require in connection with his activities in relation to the business of the Company and/or any Group Company;

4.4.7	promptly disclose (in writing, if so requested) to the Board together with all necessary particulars any matter of which he becomes aware which adversely affects the Company and/or the Group or may tend to prejudice or injure the interests of the Company and/or the Group including without limitation any matter which could be the subject of a qualifying disclosure for the purpose of the Public Interest Disclosure Act 1998 and Section 43B of the Employment Rights Act 1996 (whistleblowing) and/or including without limitation any act or omission of any other person (whether or not employed by the Company); and

4.4.8	promptly provide (in writing, if so requested), details of any misconduct or breach of duty, whether by the Executive or any other person (whether or not employed by any Group Company) and any other information which comes into his possession which adversely affects or may adversely affect the Company and/or the Group or their respective businesses including (without limitation) the plans of any senior employee to leave the Company or any Group Company, to join a competitor or compete with any business carried on by the Company and/or any Group Company, or any misuse of the Company’s property or resources (including, without limitation, any Confidential Information).

4.5	Notwithstanding the above, the Executive may engage in civic, charitable or religious activities, as long as such activities do not materially interfere or conflict with the performance of the Executive’s duties under this Agreement. In addition, the Executive may serve on boards of directors of closely held companies as long as (a) such board positions do not materially interfere or conflict with the Executive’s responsibilities to the Company or the Executive’s ability to perform his duties under this Agreement and (b) the Executive receives the prior written approval of the Board.

4.6	The Executive shall not without the prior written consent of the Board:

4.6.1	incur on behalf of the Company or the Group any capital expenditure in excess of such sum as may be authorised from time to time except in the ordinary course of business of the Company or Group; or

4.6.2	enter into on behalf of the Company or the Group any commitment, contract or arrangement otherwise than in the normal course of business or outside the scope of his normal duties or of an unusual or onerous or long term nature;

4.6.3	under any circumstances whatsoever either directly or indirectly receive or accept for his own benefit or the benefit of any third person known to him, any commission, rebate, discount, gratuity or profit from any person, company or company having business transactions with the Company and/or any Group Company;

4.6.4	in competition with the Company and/or any Group Company, directly or indirectly take any steps to enable the Executive to compete with any business carried on by the Company and/or any Group Company; and

4.6.5	at any time knowingly or willingly do or cause or permit to be done anything which is calculated or may tend to prejudice or injure the interests of the Group including to encourage, procure or assist any third party to do anything which, if done by the Executive would be a breach of his duties under this Agreement.

5.	Place of Employment

5.1	The Executive’s place of employment shall be at the Company’s office at 120 Moorgate, London, EC2M 6UR or any other place within Central London or such other place which would result in the Executive having a commute to the place of employment commensurate with that which the Executive has as at the date of this Agreement (from his residential address as at the date of this Agreement).

5.2	The Executive may from time to time be reasonably required at the absolute discretion of the Board to undertake travel both within the United Kingdom and internationally for the proper performance of his duties. Such travel shall not exceed a period of two weeks in respect of each trip without the Executive’s consent in writing.

6.	Hours of Work

6.1	The Executive shall devote himself exclusively to the performance of his duties during the Company’s normal hours of work (which are from 9:00a.m. to 5:00p.m. Monday to Friday inclusive). The Executive will also work any further hours as may from time to time become necessary in order to perform his duties to the satisfaction of the Board without additional remuneration.

6.2	It is acknowledged and agreed that the Executive is a managing executive with autonomous decision making powers and that the duration of his working time is not measured and can be determined by the Executive. Accordingly, pursuant to Regulation 20 of the WTR, Regulations 4(1), 4(2), 6(1), 6(2), 6(7), 10(1), 11(1) 11(2) and 12(1) of the WTR do not apply to the Executive’s employment under this Agreement.

7.	Remuneration and Benefits

7.1	The Executive will be paid a salary of £170,000 per annum subject to deductions for tax and national insurance contributions as required by law, payable in arrears by electronic transfer no later than the last day of each calendar month. Salary will accrue from day to day.

7.2	Where, in its absolute discretion, the Board reviews the Executive’s salary, the Board shall be under no obligation to award the Executive any increase but the Board may not reduce it.

7.3	The Executive will be eligible to be considered for an annual discretionary bonus up to 100 percent of his basic salary which shall be determined by reference to the Executive’s achievement against performance objectives, which shall be set by the Board, in its absolute discretion. The payment, the amount (if any), the nature and the timing of such bonus and the terms upon which such bonus may be payable (including without limitation the deferral of any discretionary bonus or part thereof) are all at the Company’s absolute discretion. The fact that a bonus is paid in one year or in relation to a particular period is no guarantee of (and does not give rise to any expectation of or entitlement to) a bonus in any subsequent year or in relation to any subsequent period.

7.4	The Executive shall be neither eligible to be considered for nor entitled to receive any discretionary bonus if at the time the bonus is due to be paid he is no longer employed by the Company (save to the extent provided for under clause 3.3 above or clause 17 below), or he is under notice of termination of employment (whether given by him or the Company). If the Executive is suspended pursuant to clause 16.3 of this Agreement, he shall not be considered for a bonus until such period of suspension expires and the complaint which led to the suspension is resolved.

7.5	Subject always to the rules of the relevant scheme in force from time to time, the Executive shall be entitled to:

7.5.1	the benefit of private medical expenses insurance for the Executive;

7.5.2	the benefit of critical illness insurance; and

7.5.3	the benefit of life assurance at 5 times basic salary (as increased from time to time) provided by a life assurance provider as reasonably agreed between the parties.

7.6	The Company may amend the terms, provider, rules or scale of any benefit at any time provided any such amendment is of general application to all senior employees of the Group.

7.7	The Executive agrees that for the purposes of the Employment Rights Act 1996 the Company may apply any sums which may be due from the Company to the Executive (including, without limitation, accrued salary and/or holiday pay and/or any payment in lieu of notice) at the Termination Date against any sums which may be due from the Executive to the Company (whether in respect of any overpayment or mistaken payment of salary or in respect of a matter requiring written authorisation pursuant to the Employment Rights Act 1996 or otherwise) and the Executive further agrees that if he fails to give due notice of termination of this Agreement, the Company may retain any such sum without prejudice to its right to claim damages for any additional loss it may suffer as a result.

8.	Holidays

8.1	The Company’s holiday year runs from 1st January to 31st December. The Executive is entitled, in addition to English statutory public holidays, to 30 days’ paid holiday in each holiday year, accruing on a daily basis. This entitlement includes the Executive’s entitlement under the WTR. Any entitlement to annual leave over and above the Executive’s entitlement under the WTR shall be taken such that it does not cause material detriment to the Company. The Executive shall not be permitted to carry over any annual leave over and above the Executive’s entitlement under the WTR, which cannot be taken during the holiday year in question, into the subsequent holiday year and nor shall he be entitled to payment in lieu for such untaken holiday.

8.2	The Executive will consult with the Chief Executive Officer of Inventus Solutions Inc. or the Board (as applicable) as to the dates on which he proposes to take his holiday whose agreement to his holiday dates will not be unreasonably withheld.

8.3	The Executive’s holiday entitlement will be pro-rated in the year of joining and leaving the Company. On the termination of his employment, the Executive will be entitled to a payment in lieu of any accrued but untaken holiday at the rate of 1/260th of the basic salary in respect of each day of holiday entitlement, fractions of a day being rounded down to the nearest whole number of days. If the Executive has taken holidays in excess of his entitlement, the Company may deduct from his final salary payment an amount equal to the gross salary paid to him in respect of such holidays and the Executive expressly consents to any such deductions.

8.4	The Executive will not accrue any contractual holiday entitlement during any period of Garden Leave nor during any period of sickness absence in excess of one month save that any entitlement to annual leave pursuant to the WTR shall continue to accrue during such period and the Company reserves the right in its absolute discretion to require the Executive to take any accrued but untaken holiday entitlement during any period of notice served by either party.

9.	Expenses

The Company shall reimburse the Executive (against production of satisfactory receipts) all reasonable travelling, hotel and other expenses reasonably, necessarily and properly incurred by him in the performance of his duties. The Executive undertakes to observe the Company’s policy on expenses from time to time as may be notified to him.

10.	Sickness

10.1	If the Executive is absent from work due to illness, accident or other such incapacity, he must notify the Company on the first day of absence. The Executive must keep the Company regularly informed of his absence and the likely duration. If the absence lasts 7 calendar days or less, the Executive must complete a self-certification form on his return to work. For absences lasting more than 7 calendar days, the Executive must produce a medical certificate from his doctor stating the reason for his absence. Further medical certificates are required for each further week of sickness absence. Failure to notify the Company of his absence may render the Executive subject to disciplinary action and may also bar him from receiving sick pay.

10.2	Subject to the Company’s right to terminate the employment under clauses 3 and 16 of this Agreement and the Executive’s compliance with this clause 10, any payment of salary (which shall be inclusive of any Statutory Sick Pay (SSP)) and provision of contractual benefits during his absence shall be at the sole discretion of the Company.

10.3	Any payments to which the Executive is entitled under any social security scheme (whether or not claimed by the Executive) may be deducted from any sick pay paid to the Executive by the Company.

10.4	At all times the Company reserves the right to withhold, discontinue or request repayment of any sick pay other than statutory sick pay if:

10.4.1	the Executive fails to comply with the Company’s absence procedure;

10.4.2	the Company is satisfied that there has been an abuse of the sick pay arrangements or misrepresentation of the Executive’s health; or

10.4.3	the Executive behaves in a way likely to delay, hinder or impede recovery; or

10.4.4	if his sickness absence commences following the instigation by the Company of any disciplinary proceedings in respect of the Executive’s employment.

10.5	The Company may on such terms and conditions as it shall determine appoint a replacement to undertake some or all of the Executive’s duties if the Executive is absent from work by reason of illness, accident or other incapacity in excess of 20 consecutive working days. Such replacement shall only remain in place during the course of the Executive’s sickness absence and/or during any phased return to work.

10.6	If the Executive shall be prevented from performing his duties as a result of illness, accident or incapacity for any period in excess of 6 consecutive months or an aggregate of 120 working days (whether consecutive or not) in any period of 12 consecutive months, the Company may, notwithstanding any other provision of this Agreement, terminate the Executive’s employment by giving the statutory minimum period of notice and the Executive shall not be entitled to any additional compensation. The Company’s right to terminate pursuant to this clause 10.6 shall apply even when such termination would or might cause the Executive to forfeit any entitlement to sick pay or other benefits.

10.7

The Executive may be required at the request of the Company during the course of his employment to attend a doctor or clinic nominated by the Company for the purpose of a comprehensive medical examination to determine his fitness for continued employment and shall use his reasonable endeavours to ensure the prompt delivery of the relevant report to the Company. Notwithstanding the provisions of the Access to Medical Reports Act 1988, the Executive will permit the Company access to any medical report relating to his physical or mental health and which is relevant to his ability to perform his duties from a medical or other practitioner whether or not such practitioner is or has been responsible for his clinical care or treatment.

10.8	If the Executive is incapable of performing his duties by reason of injuries sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty or any criminal conduct on the part of any third party the Executive shall notify the Company of that fact as soon as reasonably practicable and all payments made to the Executive by the Company under this clause in respect of any consequent absence shall, to the extent that compensation is recoverable either from the third party and/or any other body constitute loans by the Company to the Executive and shall be repaid to the Company in accordance with the provisions of this clause to the extent that the Executive recovers compensation for loss of earnings. Where the Executive recovers any compensation for loss of earnings as referred to in this clause, he shall notify the Company in writing forthwith and shall repay the amount due to the Company under this clause within 28 days of receipt of such compensation.

11.	Directorships

11.1	Any office or directorship held by the Executive is subject to the Articles of Association (the “Articles”) of that company. In the case of any conflict between the Articles and this Agreement, the Articles will prevail.

11.2	Unless the Executive’s employment is terminated, the Executive will not, without the consent of the Company, resign any office or directorship held by him as a consequence of his employment by the Company, and will not do or omit to do anything that would provide grounds for his disqualification as a director of any Group Company.

11.3	The Executive will resign from any office or directorship held in the Company and/or any Group Company and/or all other companies of which he shall have been appointed as a director by any Group Company, if so requested by the Board at any time during or upon the termination of his employment.

11.4	If the Executive fails to comply with clause 11.3 above, the Executive irrevocably agrees that the Board may appoint any director or officer of the Company or any Group Company to act as the Executive’s attorney to execute any document or do anything in his name necessary to effect his resignation.

12.	Outside Interests and Dealings in Securities

12.1	The Executive shall disclose promptly in writing to the Board all his interests (whether by way of shareholdings, directorships or otherwise) in any businesses other than those of the Company or Group. The Executive shall not, when employed by the Company, be directly or indirectly concerned or interested in any trade or occupation or business other than the businesses of the Company and the Group except with written permission pursuant to a resolution of the Board (such permission not to be unreasonably withheld or delayed) save that the Executive shall be permitted to hold, by way of bona fide investment only, shares or securities:

12.1.1	in a company whose shares are not admitted to trading on a Recognised Investment Exchange provided that

(a)	the Executive does not hold more than 49% in nominal value of shares or other securities; and

(b)	such company has no business relationship with the Company or any Group Company and has not in the past had any such relationship; and

(c)	such company’s business does not in the reasonable opinion of the Board compete with any business for the time being carried on by the Company or any Group Company; and

(d)	such shareholding does not give rise to any conflict of interest with the Executive’s duties hereunder or with duties of the Company or of the Group to clients with whom the Executive had dealings (other than minimal dealings) during the 24 months prior to the making of the investment; and

(e)	the Executive does not participate in the management of such company; and

12.1.2	in a company whose shares are admitted to trading on a Recognised Investment Exchange not exceeding 5% in nominal value of the securities of that class.

12.2	In this clause 12 the expression “occupation” shall not include membership of a local authority, council or any other public or private work (whether for profit or otherwise) provided that such occupation does not, in the reasonable opinion of the Company, interfere with the Executive’s performance of his duties for the Company.

12.3	The Executive or his Immediate Relatives shall not be entitled to receive or obtain directly or indirectly any discount, rebate, commission or other benefit in respect of any business transacted (whether or not by him), by or on behalf of the Company or any Group Company and if his Immediate Relatives or any other company or business entity in which he is interested, shall directly or indirectly obtain any such discount, rebate, commission or other benefit he shall forthwith account to the Company or the relevant Group Company for the amount received or value of the benefit so obtained.

12.4	The provisions of sections 820 to 825 (inclusive) of the Companies Act 2006 (as amended) shall apply in determining for the purpose of this Agreement whether the Executive has an interest in any shares or other securities.

13.	Post Termination Restrictions

13.1	The Executive undertakes to observe the provisions of the Second Schedule to this Agreement.

14.	Confidentiality

14.1	The Executive acknowledges that during the course of his employment he will have access to and is likely to obtain Confidential Information.

14.2	Without prejudice to any common law duties owed to the Company, the Executive agrees that he will not, during or after his employment, except as authorised by the Company or as required by law or his duties, use, divulge or disclose to any person, firm or organisation, any Confidential Information which may come to his knowledge during his employment. The Executive further agrees to use his best endeavours to prevent the unauthorised use or disclosure of such information.

14.3	This restriction will not apply to information which becomes public (other than through unauthorised disclosure by the Executive or otherwise due to the Executive’s default), and is not intended to exclude or restrict his right to make a protected disclosure under the Public Interest Disclosure Act 1998.

15.	Intellectual Property

15.1	The Executive will immediately disclose and promptly communicate full details of any Inventions to the Company. Any Invention will belong to the Company or such Group Company as the Company may nominate for the purpose. The Executive will not disclose to any third party or exploit any Invention unless authorised by the Company or in the proper performance of his duties.

15.2	The Executive hereby assigns to the Company or any other Group Company as appropriate to the extent allowed by law all his existing and future rights (including all Intellectual Property), title and interests in all Inventions. To the extent that any right in such Inventions may not be assigned to the Company or other Group Company, the Executive will hold all such rights on trust for the Company.

15.3	In any event, at the request and expense of the Company, the Executive will, whether during or following the termination of his employment (howsoever occasioned), give the Company all information and assistance as may be necessary to enable the Company effectively to exploit and/or protect, in the UK or any other part of the world, any Invention and will execute all documents and do all things which may be necessary for vesting patents, trademarks or other equivalent protection when obtained and all rights, title and interest to and in the same, in the Company (or as it may direct) as legal and beneficial owner.

15.4	The Executive hereby irrevocably appoints the Company to take any action in his name and execute any document on his behalf for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this clause. If there is any doubt as to whether such a document or action has been executed or carried out within the authority conferred by this clause, a certificate in writing signed by any director or the Company Secretary will be conclusive evidence that such is the case.

15.5	The Executive waives all of his moral rights (as defined in the Copyright, Designs and Patents Act 1988) and all similar rights in other jurisdictions in any works produced during the Executive’s employment with the Company in which copyright is vested in the Company or any Group Company whether by virtue of this clause 15.5 or otherwise.

15.6	The Executive will promptly notify the Company in writing if he becomes aware of any infringement or suspected infringement of any Intellectual Property in any Invention.

16.	Termination and Suspension of Employment

16.1	The Executive’s employment and this Agreement may be terminated immediately without notice or payment in lieu of notice if the Executive shall:

16.1.1	be guilty of any gross misconduct or conducts himself (in connection with the employment or otherwise) wilfully in a way which is materially detrimental to the Company and/or any Group Company;

16.1.2	commit a serious breach of this Agreement or, after written warning, commit any repeated or continued material breach of his obligations under this Agreement;

16.1.3	become bankrupt, have an interim receiving order made against him or make any deed of arrangement or composition with his creditors generally;

16.1.4	commit any act of fraud or dishonesty or be guilty of conduct (whether or not connected with his employment) bringing the Company and/or the Group into disrepute or otherwise affect prejudicially and materially the interests of the Company of the Group; or

16.1.5	be convicted of any criminal offence (excluding an offence under road traffic legislation in the United Kingdom or elsewhere for which he is not sentenced to any term of imprisonment whether immediate or suspended) or be disqualified from holding office in a company by virtue of any legislation.

16.1.6	repeatedly and wilfully fail to carry out the lawful and reasonable instructions of the Board and the Executive has been given written warning/s of such failure and a reasonable period in which to remedy such failure;

16.1.7	have provided any information by way of background checks to any Clearlake or any Clearlake affiliate over the 14 day period prior to the date of this Agreement, which is found to be false or misleading;

16.1.8	become addicted to alcohol or any drug (not being a drug prescribed for him by a medical practitioner for the treatment of a condition other than drug addiction) the possession of which is controlled by law; or

16.1.9	commit any unlawful act of discrimination, victimisation or harassment.

16.2	The Executive shall notify the Board immediately of any circumstances which would entitle the Company to terminate his employment under this clause 16.

16.3	In order to investigate a complaint or allegation against the Executive of misconduct or some other serious issue relating to his employment and to allow the Company to carry out whatever investigations it deems appropriate, the Company may for whatever period it considers necessary suspend him on full pay and other contractual benefits and require him not to enter any premises of the Company and/or the Group and abstain from contacting specific or all employees, officers, agents, investors, clients, counter-parties, analysts, brokers, professional advisers, suppliers to or other business contacts of the Company and/or the Group. The Executive shall not be employed by or provide services to any third party during any period for which he is suspended pursuant to this clause 16.3 and shall remain bound by all his express and implied duties as an employee of the Company save as varied by this clause.

16.4	With a view to ensuring that his departure can be arranged with the minimum of inconvenience or disruption to the Business of the Company and the Group and its relationship with third parties and its other employees, the Executive undertakes not, without the prior approval of the Board as to the timing and manner of any communication about his departure, to inform any of his colleagues or any third party (whether by making any announcement or otherwise) about the proposed cessation of his employment.

17.	SEVERANCE PAYMENT

17.1	The Company agrees that the occurrence of any of the following shall entitle the Executive, at his discretion, to terminate his employment with immediate effect upon notifying the Company in writing:

17.1.1	a material breach by the Company of any of the terms and provisions of this Agreement and if such breach is capable of being cured, the Company fails to do so within 15 days after receiving written notice of such breach from the Executive;

17.1.2	a material reduction in the Executive’s salary or a material reduction in the Executive’s benefits under this Agreement;

17.1.3	a material reduction in the Executive’s authority or reporting; or

17.1.4	the relocation of the Executive’s place of employment outside central London or such other place which would result in the Executive having a commute to the place of employment which would not be commensurate with that which the Executive has as at the date of this Agreement (from his residential address as at the date of this Agreement).

17.2	If the Executive shall, at his discretion, terminate his employment in accordance with clause 17.1, then, subject to clause 17.4, the Executive shall be entitled to a severance payment equal to the aggregate of: (i) a payment representing six months of the Executive’s then basic salary; (ii) any earned but unpaid bonus payable, pursuant to clause 7.3, as at the Termination Date, and as determined by the Board in its absolute discretion; and (iii) the value of any contractual benefits which the Executive would have earned and received from the Termination Date until the first date upon which his employment could, save in accordance with clause 17.1, otherwise have been lawfully terminated (together the “Severance Payment”). Additionally, within 30 days following termination of employer by the Executive under clause 17.1, the Company shall determine in its good faith discretion whether and to what extent, if any, the Executive had attained the applicable performance goals in effect for the applicable calendar year in which termination occurred and if so, shall pay the Executive a prorated performance bonus for the partial year in which such termination occurs. Any such amount shall be paid to the Executive concurrently with the Severance Payment and the amount of any Severance Payment shall not be reduced by any compensation earned by the Executive from a subsequent employer.

17.3	Any Severance Payment made to the Executive pursuant to this clause 17 will be subject to tax and other statutory deductions as required by law.

17.4	For the avoidance of doubt, the Executive is not required to exercise his rights under clause 17.1 to terminate his employment under this Agreement and the Company is not required to pay the Severance Payment unless the Executive has entered into the settlement agreement pursuant to clause 17.5.

17.5	The payment of the Severance Payment shall be conditional upon the Executive signing a settlement agreement on terms satisfactory to the Company (acting reasonably) in full and final settlement of any and all claims he might have arising out of his employment and its termination.

17.6	For the avoidance of doubt, the Board in its sole discretion shall determine the hiring of any management team member or other key employee. The addition of any such management team member or other key employee shall not entitle the Executive to terminate his contract and/or claim the Severance Payment for the purposes of this clause 17, provided that the Board in exercising such discretion does not cause a material change in the Executive’s reporting line.

18.	Discipline and Grievances

There are no disciplinary or grievance procedures which form a contractually binding part of this Agreement. If the Executive is dissatisfied with any disciplinary decision relating to his employment or if the Executive wishes to seek redress of any grievance relating to his employment, he should apply in writing to the person or persons to whom he reports.

19.	Return of Company Property

19.1	On the termination of the Executive’s employment for any reason howsoever arising or earlier at the Company’s specific request, the Executive will immediately return to the Company all property belonging or relating to the Company and any Group Company that is in his possession or under his control. For the avoidance of doubt, this includes (but is not limited to) keys, security cards, computers, and all documents, records, correspondence, papers and other materials (and any copies thereof), whether in hard copy or in electronic or machine readable form, made or kept by, or provided to, the Executive during his employment. The Executive will not retain any copies or extracts of such material.

19.2	The Executive shall transfer to the Company or such other person as it may direct all shares held by him in any Group Company as nominee or trustee for the Company and deliver to the Company the certificates therefore and the Executive hereby irrevocably appoints the Company as his attorney to execute any such transfers on his behalf.

20.	Reconstruction or Amalgamation

20.1	If the Executive’s employment is terminated by reason of the liquidation of the Company in order to effect its reconstruction or amalgamation, the Executive will have no claim against the Company provided that he is offered employment with the Company or undertaking resulting from the reconstruction or amalgamation on terms and conditions that are no less favourable to him than the terms of this Agreement.

21.	Data Protection

21.1	The Executive agrees and acknowledges that the Company may monitor and/or record telephone calls to or from him and his use of electronic mail systems provided by the Company and/or Group in the course of his employment.

21.2	For the purposes of the Data Protection Act 1998, the Executive hereby gives his consent to the holding, processing and transfer of personal data and sensitive personal data both inside and, where necessary, outside the European Economic Area provided by him to the Company and/or any other Group Company for all purposes relating to the Appointment. Including, but not limited to:

21.2.1	administering and maintaining personal records;

21.2.2	paying and reviewing salary and other remuneration and benefits;

21.2.3	providing and administering benefits;

21.2.4	undertaking performance appraisals and reviews;

21.2.5	sickness and other absence records;

21.2.6	taking decisions as to the Executive’s fitness for work;

21.2.7	providing references and information to future employees and, if necessary, governmental and quasi governmental bodies for Social Security and other purposes, Her Majesty’s Revenue and Customs and the Contributions Agency; and

21.2.8	providing information to future purchasers of the Company or any other Group Company or of the businesses in which the Executive works and their respective advisers.

21.3	The Company reserves the right to carry out searches about the Executive through credit reference agencies or through the Company’s own customer records at any time during the employment of the Executive. In signing this Agreement the Executive hereby gives permission for the Company and any other Group Company to carry out such searches.

22.	Notices

22.1	Notice given to a party under this Agreement shall be in writing in the English language and, save in relation to notice by email, signed by or on behalf of the party giving it. It shall be delivered by hand or sent to the party at the address (including email address) given in this Agreement or as otherwise notified in writing to the other party.

22.2	Any such notice shall be deemed to have been received:

22.2.1	if delivered by hand, at the time the notice is left at the address or given to the addressee;

22.2.2	in the case of pre-paid first class UK post or other next working day delivery service, at midday on the second business day after posting or at the time recorded by the delivery service;

22.2.3	in the case of fax, at the time of successful transmission; or

22.2.4	in the case of email, at the time of transmission (unless the sender receives an automated response which indicates that the notice in question was not received by the intended recipient, in which case such notice shall not be deemed to have been received).

22.3	A notice shall have effect from the earlier of its actual or deemed receipt by the addressee. For the purpose of calculating deemed receipt:

22.3.1	all references to time are to local time in the place of deemed receipt; and

22.3.2	if deemed receipt would occur on a Saturday or Sunday or a public holiday when banks are not open for business, deemed receipt is at 9.00 am on the next business day.

22.4	A notice required to be given under this Agreement shall be validly given if sent by e-mail from and/or to the email addresses of the managing director for the Company and the Executive’s company email account (or any personal email address the Executive notifies to the Company).

22.5	This clause 22 does not apply to the service of any proceedings or other documents in any legal action.

23.	Statutory Particulars

This Agreement contains the written particulars of employment which the Company is obliged to provide the Executive under the Employment Rights Act 1996.

24.	Collective Agreements

There are no collective agreements which directly affect the terms of the Executive’s employment.

25.	Governing Law and Jurisdiction

25.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

25.2	The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

26.	Miscellaneous

26.1	This Agreement:

26.1.1	contains the whole of the terms agreed in respect of the Executive’s employment;

26.1.2	is in substitution for any other previous agreement or arrangement in respect of the Executive’s employment with the Group; and

26.1.3	shall only be capable of being varied by a supplemental agreement or memorandum signed by both parties.

26.2	Notwithstanding the termination of this Agreement, save as otherwise provided herein, the Agreement shall remain in full force and effect to the extent that the obligations of the Executive which are expressed to operate thereafter or are of a continuing nature are concerned and may be enforced against the Executive accordingly.

26.3	This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED as a DEED by: UNIFIED OS LIMITED acting by
Director	)	/s/ N.P. Kilby
Noel Kilby
(Print name)

Director	)	/s/ Paul Mankoo
Paul Mankoo
(Print name)

EXECUTED as a DEED by: PAUL MANKOO	)	/s/ Paul Mankoo

in the presence of:

Signed by witness	)	/s/ Dimple Purohit
Name of witness		Dimple Purohit

Address:		BERWIN LEIGHTON PAISNER ADELAIDE HOUSE LONDON BRIDGE LONDON EC4R 9HA

Occupation:		SOLICITOR

SCHEDULE 1

1.	Definitions

In this schedule unless the context otherwise requires the following expressions shall have the following meanings (and all other capitalised terms are as defined in the main body of this Agreement):

1.1	“the Board” means the board of directors for the time being of Inventus Solutions, Inc. or any committee of the board of directors authorised by Inventus Solutions, Inc. for the purpose of this Agreement;

1.2	“the Business” means the substantive business of the Company or any part thereof and any other substantive business or part thereof carried on by any Group Company as at the Termination Date and/or during the Protected Period and to which the Executive has rendered services or about which he has acquired Confidential Information or by which he has been engaged at any time during the Protected Period;

1.3	“Commencement Date” means the date of this Agreement;

1.4	“Confidential Information” means information of a confidential or secret nature which includes but is not limited to:

1.4.1	all information in whatever form (including, without limitation, in written, oral, visual, audio or electronic form or on tape or disk) relating the Company, any Group Company or any parent company of Inventus Solutions, Inc., or its assets (including, without limitation, details of the activities, businesses, business strategy, marketing plans, sales forecasts, investments, prospective investments (and the respective terms of such investments), research activities, inventions, ideas, computer programs, secret processes, designs, technology used, financial information, results and forecasts of the Company, any Group Company or any parent company of Inventus Solutions, Inc., past, present or projected, goods and services, and details of a confidential nature of its employees and contractors and of the requirements, terms of trade and identity and contact details of its suppliers and customers whether held by the Executive within his own personal social media account or otherwise);

1.4.2	any Inventions (including but not limited to the Company’s software systems), created or developed by the Company’s and/or any Company’s employees or consultants;

1.4.3	any other information specifically designated by the Company and/or any Group Company and/or any parent company of Inventus Solutions, Inc. as confidential; and

1.4.4	any information in relation to which the Company and/or any Group Company and/or any parent company of Inventus Solutions, Inc. owes a duty of confidentiality to any third party;

1.5	“Client” means any person, firm or company who or which at any time during the Protected Period was a client of the Company and/or any other Group Company with whom or which the Executive dealt or for whom or which the Executive was responsible on behalf of the Company and/or any other Group Company at any time during the Protected Period;

1.6	“directly or indirectly” means (without prejudice to the generality of the expression) whether as principal or agent (either alone or jointly or in partnership with any other person, firm or company), or as a shareholder or holder of loan capital in any other company, or being concerned or interested in any other person, firm or company, and whether as a director, member, partner, consultant, employee or otherwise;

1.7	“Garden Leave” means any period during which the Executive is excluded from his duties or some of them pursuant to clause 3.5 of the main body of this Agreement.

1.8	“Goods and Services” means any goods and services competitive with those supplied by the Company and/or any other Group Company at any time during the Protected Period and in the supply of which the Executive was involved or concerned or for which he was responsible at any time during the Protected Period;

1.9	“Group” means Inventus Solutions Inc. and any subsidiary and/or subsidiary undertaking of Inventus Solutions, Inc. whether in the United Kingdom or elsewhere in the world (and “subsidiary undertaking” shall include, for the avoidance of doubt, any partnership (whether a limited liability partnership or otherwise)) and, unless the context requires otherwise, words and expressions defined in the Companies Act 2006 (as amended) shall have the same meaning in this definition;

1.10	“Group Company” means any entity in the Group;

1.11	“Immediate Relatives” means spouse, partner, children, brothers, sisters, cousins, aunts, uncles, parents, grandparents, and the aforesaid relatives by marriage.

1.12	“Intellectual Property” means (without prejudice to the generality of the expression) any discovery, formula, database right, invention (whether patentable or not, and whether or not patent protection has been applied for or granted), process, secret process, concept, methodology, improvement in procedure, trademark application, trade mark, service mark (whether registered or unregistered), business name, patent design, patent, registered or unregistered design (whether or not design rights subsist in it), utility model, technique, algorithm, system, source code, software, formula, formula improvement, development, proprietary information, trade name, website, internet domain name, logo, artwork, slogan, know-how, technical information, trade secret, financial model, computer models (including models for asset selection and pricing), works in which copyright subsists or may subsist (including computer software and preparatory and design materials therefore and any user manuals or other related material), topography rights and all works protected by rights or forms of protection of a similar nature or having equivalent effect anywhere in the world or other intellectual or industrial property right;

1.13	“Invention” means any Intellectual Property made, discovered, created, acquired or produced by the Executive (whether alone or jointly with any other person) during the course of the Executive’s employment which relates to or is useful in connection with the business or any product or service of the Company and/or the Group;

1.14	“Prospective Client” means any person, firm or company who or which was at any time during the Protected Period engaged in negotiations, with which the Executive was personally involved, with the Company and/or any other Group Company with a view to purchasing or obtaining Goods and Services from the Company and/or any other Group Company;

1.15	“Protected Period” means the period of 12 months immediately preceding the earlier of the Termination Date and the commencement of any Garden Leave;

1.16	“Recognised Investment Exchange” means an investment exchange as defined by section 285 of the Financial Services and Markets Act 2000;

1.17	“Restricted Territory” means any geographic area in which the relevant Group Company conducts the Business or part thereof;

1.18	“the Restriction Period” means the period of 12 months following the Termination Date reduced by any period spent by the Executive on Garden Leave;

1.19	“Senior Executive” means a person who at any time whilst the Executive was employed by the Company or engaged by any Group Company:

1.19.1	is engaged or employed (other than in a clerical, secretarial or administrative capacity) as an employee director or consultant of that company; and

1.19.2	is or was engaged in a capacity in which he obtained Confidential Information or is likely to be able to solicit clients of the Company and/or any Group Company or is able to influence the client connections of the Company and/or any Group Company; and

1.19.3	is so engaged at any time during the Protected Period;

1.19.4	earning in excess of £50,000 per annum; and

1.19.5	with whom the Executive had dealings in the course of his duties during the Protected Period;

1.20	“Termination Date” means the date of termination of this Agreement whether lawful or unlawful; and

1.21	“WTR” means the Working Time Regulations 1998.

SCHEDULE 2

1.	The parties to this Agreement agree and acknowledge that it is reasonable and necessary for the protection of the Confidential Information, goodwill, stable workforce, trade secrets and trade connections of the Business that the Executive should be restrained in the terms of the covenants set out in this Schedule from making available or using for the benefit of himself or a competitor or potential competitor Confidential Information or trade connections which the Executive has obtained and is likely to obtain in the course of his employment with the Company.

2.	The Executive accordingly covenants with the Company that in view of the circumstances referred to in paragraph 2 of this Schedule, he will not (other than for and on behalf of the Company and/or any Group Company) without the prior written consent of the Board (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Group) directly or indirectly:

2.1	at any time during the Restriction Period:

2.1.1	be engaged or concerned or interested or participate in a business the same as or in competition with the Business or relevant part thereof in any Restricted Territory provided always that this paragraph shall not restrain the Executive from being engaged or concerned in any business concern in so far as his duties or work shall relate solely to:

(a)	geographical areas where the business concern is not in competition with the Business; or

(b)	services or activities with which the Executive were not concerned to a material extent during the Protected Period;

in either case provided that no Senior Executive with whom the Executive had material contact in the course of his employment is also engaged or concerned or interested in such business (whether as an employee, agent, director or consultant);

2.1.2	in respect of any Goods and Services solicit, facilitate the solicitation of or canvass the custom or business of any Client (including without limitation by sending any update to any Client via social media whether such update is automatic or otherwise);

2.1.3	in respect of any Goods and Services, solicit, facilitate the solicitation of or canvass the custom or business of any Prospective Client (including without limitation by sending any update to any Client via social media whether such update is automatic or otherwise);

2.1.4	in respect of any Goods and Services, deal with or provide or supply any Client;

2.1.5	in respect of any Goods and Services, deal with or provide or supply any Prospective Client;

2.1.6	offer employment to or employ or offer to conclude any contract for services with or engage any Senior Executive;

2.1.7	solicit or entice any Senior Executive to leave his employment with or cease his directorship of or consultancy with the Company or any Group Company;

2.2	at any time:

2.2.1	solicit or entice or endeavour to solicit or entice any person to breach his contract of employment or contract for services with the Company or any Group Company or procure or facilitate such by any person, firm or company;

2.2.2	do or say anything likely or calculated to lead any person, firm or company to withdraw from or cease to continue offering to the Company or any Group Company any rights of purchase, sale, import, distribution or agency then enjoyed by it;

2.2.3	disclose to any person (except as required by law) or any regulatory authority or use to the detriment of the Company or any Group Company any Confidential Information which the Executive has acquired before the Termination Date provided always that his obligation shall not extend to any matter which is or shall be in the public domain otherwise than through the Executive’s own default; or

2.2.4	falsely represent himself as being connected with or interested in the Company and/or any Group Company or in the Business.

3.	The Executive agrees that if, during his employment pursuant to this Agreement or the continuance in force of the restrictions set out in this Schedule, he receives an offer of employment or engagement in any capacity from any person, the Executive will immediately provide that person with a complete and accurate copy of this Schedule.

4.	The Executive hereby acknowledges and agrees with the Company that:

4.1	each of the sub-clauses contained in paragraph 2 of this Schedule constitutes an entirely separate severable and independent covenant and restriction on him;

4.2	the duration, extent and application of each of the restrictions contained in paragraph 2 of this Schedule is no greater than is necessary for the protection of the goodwill and trade connections of the Business; and

4.3	if that any restriction on the Executive contained in paragraph 2 of this Schedule shall be found void but would be valid if some part thereof were deleted such restriction shall apply with any such deletion as may be necessary to make it valid and effective; and

4.4	his obligations under this Schedule shall, with respect to each Group Company, constitute a separate and distinct covenant in respect of which he hereby covenants with the Company as trustee for each such other company; and

4.5	the Company shall be entitled to seek to enforce such restrictions not only on behalf of itself but also on behalf of any other Group Company.